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                                                                    EXHIBIT 23.1

The Board of Directors
The Centris Group, Inc.:

We consent to incorporation by reference in the registration statement (No. 33-46841) on Form S-8 of The Centris Group, Inc. of our report dated May 14, 1998, relating to the statements of net assets available for plan benefits with fund information of The Centris Group, Inc. Employees' Savings Plan as of December 31, 1997 and 1996, the related statements of changes in net assets available for plan benefits with fund information for the years then ended and related schedules for the year ended December 31, 1997, which report appears in the December 31, 1997 Annual Report on Form 11-K of The Centris Group, Inc. Employees' Savings Plan.


/s/ KPMG Peat Marwick LLP

Los Angeles, California

June 19, 1998